

Mail Stop 3561

June 28, 2017

Jack W. Hanks
President
MMEX Resources Corporation
3616 Far West Blvd., #117-321
Austin, TX 78731

> **Re:** **MMEX Resources Corporation**
> **Registration Statement on Form S-1**
> **Filed June 26, 2017**
> **File No. 333-218958**

Dear Mr. Hanks:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For example, it appears your filing should include updated financial statements for the most recent fiscal year pursuant to Rule 8-08 of Regulation S-X. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Bruce H. Hallett, Esq.
       Hallett & Perrin